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SEC FILE NUMBER
000-19032

CUSIP NUMBER
049513104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Atmel Corporation

Full Name of Registrant

Former Name if Applicable

2325 Orchard Parkway

Address of Principal Executive Office (Street and Number)
San Jose, CA 95131

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As disclosed in the Registrant’s current report on Form 8-K filed with the SEC on July 25, 2006, the Audit Committee of the Registrant’s Board of Directors has initiated an independent investigation regarding timing of past stock option grants and other potentially related issues, including the potential accounting impact. The Audit Committee is being assisted by independent legal counsel and independent accounting consultants. The Registrant will not be in a position to file its Annual Report on Form 10-K for the year ended December 31, 2006 until after the completion of the investigation, which will not occur within the prescribed time period for the filing of such Form 10-K (including the extension under Rule 12b-25). The Audit Committee is making every effort to complete its investigation, and the Registrant will make every effort to file the restated financial statements described below, as soon as practicable after the completion of the investigation.
On October 30, 2006, the Registrant reported in a current report on Form 8-K that the Audit Committee, with the assistance of independent legal counsel and independent accounting consultants, had reached a preliminary determination that, in connection with the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”), the actual measurement dates for certain stock options differed from the recorded measurement dates for such stock options. The Audit Committee has not completed its work nor reached final conclusions, including with regard to the accounting and tax implications of the stock option investigation.
Based on the Audit Committee’s preliminary determination, the Registrant expects that the difference in these measurement dates will result in material non-cash, stock-based compensation expenses. Any such charges would have the effect of decreasing net income or increasing net loss and increasing accumulated deficit as reported in the Registrant’s historical financial statements. Accordingly, on October 24, 2006, the Registrant’s Audit Committee, after consultation with management, concluded that the Registrant’s financial statements for each of the three fiscal years in the period ended December 31, 2005, which are included in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005, the financial statements for the interim periods contained in the Quarterly Reports on Form 10-Q filed with respect to each of these years, and the financial statements included in the Registrant’s Quarterly Report on Form 10-Q for the first quarter of 2006, will need to be restated and should no longer be relied upon. In addition, the correction of errors will also affect financial statements for fiscal years prior to fiscal 2003 and, therefore, financial statements for fiscal years prior to fiscal 2003 should also no longer be relied upon. The Registrant expects to reflect the impact of the adjustments to those prior periods as an adjustment to the opening balances as of January 1, 2003 in the financial statements for the restatement period.
Because the Audit Committee’s investigation is ongoing, it has not identified all stock options for which the accounting measurement dates may have been incorrectly determined. As a result, the Registrant has not determined the final aggregate amount of additional stock-based compensation expenses that may need to be recorded or the amount of such expenses that may need to be recorded in any specific prior period or in any future period. Further, there can be no assurance that no other matters will come to the attention of the Audit Committee during the course of its investigation that will require additional adjustments to the Registrant’s financial statements.
The Registrant has not yet determined the tax consequences that may result from these matters or whether tax consequences will give rise to monetary liabilities which may have to be satisfied in any future period.
In light of the Audit Committee’s investigation, the Registrant is evaluating its internal control over financial reporting, but has not yet completed its analysis of the impact of this situation on its internal control over financial reporting.
On January 30, 2007, the Registrant reported in a current report on Form 8-K that the NASDAQ Listing and Hearing Review Council, acting pursuant to its discretionary authority under NASDAQ Rule 4807(b), had called for review the NASDAQ Listing Qualifications Panel decision that established a deadline of February 9, 2007, for the Registrant to file with the Securities and Exchange Commission its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006, as well as any necessary restatements for prior financial periods.
The Listing Council also determined to stay the Panel decision, including the February 9th deadline, as well as future Panel determinations to suspend the Registrant’s securities from trading, pending further action by the Listing Council. The Registrant believes this action will provide it with additional time beyond February 9, 2007 to complete the Registrant’s previously announced independent investigation related to its stock option practices and accounting, and finalize and file with the SEC the delayed quarterly reports and any necessary restatements for prior financial periods. The Listing Council informed the Registrant that it may submit in writing additional information for the Listing Council’s consideration. There can be no assurance that the outcome of the Listing Council’s review will be favorable to the Registrant or that the Registrant will remain listed on the NASDAQ Global Select Market.
Information in this form regarding the timing of the completion of the Audit Committee’s independent review and the filing of the Registrant’s delayed and restated SEC reports and statements regarding the status and determinations resulting from the Audit Committee’s independent review, as well as other expectations and beliefs, are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this form are based upon information available to the Registrant as of the date of this form, which may change, and the Registrant assumes no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from the Registrant’s current expectations. Factors that could cause or contribute to such differences include the final conclusions of the Audit Committee (and the timing of such conclusions) concerning matters relating to stock option grants and other risks detailed from time to time in the Registrant’s SEC reports and filings, including its Form 10-K, filed on March 16, 2006 and subsequent Form 10-Q and Form 8-K reports.
The independent investigation of the Audit Committee regarding timing of past stock option grants and other potentially related issues is ongoing and the determinations discussed in this form are preliminary. In addition, the investigation and possible conclusions have had and may in the future have an impact on the amount and timing of previously awarded stock-based compensation and other additional expenses to be recorded; accounting adjustments to financial statements for the periods in question; the Registrant’s ability to file required reports with the SEC on a timely basis; the Registrant’s ability to meet the requirements of the NASDAQ Global Select Market for continued listing of its shares; potential claims and proceedings relating to such matters, including shareholder or employee litigation and action by the SEC and/or other governmental agencies; and negative tax or other implications for the Registrant resulting from any accounting adjustments or other factors.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert Avery	(408)	441-0311
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q for the quarter ended June 30, 2006 Form 10-Q for the quarter ended September 30, 2006
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     * Because of the independent investigation regarding timing of past stock option grants and other potentially related issues discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Atmel Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2007	By	/s/ Robert Avery

		Name:	Robert Avery
		Title:	Vice President Finance and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).